

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Venkat Nallapati
Chief Executive Officer
AdeptPros Inc.
14301 87th Street, Suite 110
Scottsdale, AZ 85260

> **Re: AdeptPros Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **File No. 333-195995**
> **Filed June 23, 2015**

Dear Mr. Nallapati:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to the letter dated June 17, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   Your response to prior comment 3 does not completely address our comment. Please provide us your analysis that supports how you met each of the conditions in FASB ASC 985-605-25-71 regarding PCS. Your analysis should also consider FASB ASC 985-605-25-72 and 25-73. Please advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551- 3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC